U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File No.: 001-04192

Terra Nova Royalty Corporation
(Translation of registrant’s name into English)

Suite #1620 – 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☑     Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

TERRA NOVA ROYALTY CORPORATION

Quarterly Report for the Three Months Ended March 31, 2010
(May 14, 2010)

The following report and the discussion and analysis of our financial condition and results of operations for the three-month period ended March 31, 2010 should be read in conjunction with our unaudited interim financial statements and notes for the three months ended March 31, 2010, our 2009 annual audited financial statements and the notes thereto and 2009 annual report on Form 20-F. Our financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). For a reconciliation of our 2009 audited consolidated financial statements to United States GAAP, see Note 33 to such statements in our 2009 annual report on Form 20-F. Unless otherwise stated, all references to dollar amounts herein are to United States dollars.

Disclaimer for Forward-Looking Information

Certain statements in this quarterly report are forward-looking statements, which reflect our expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect our current views and are based on certain assumptions and speak only as of the date hereof. These assumptions, which include our current expectations, estimates and assumptions about our business and the markets we operate in, the global economic environment, interest rates, exchange rates and our ability to manage our assets and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including: (i) changes in iron ore and other commodities prices; (ii) the performance of the properties underlying our interests; (iii) decisions and activities of the operator of our royalty interests; (iv) unanticipated grade, geological, metallurgical, processing or other problems experienced by the operators of our royalty interests; (v) economic and market conditions; (vi) the availability of suitable acquisition opportunities and the availability of financing necessary to complete such acquisitions; and (vii) other factors beyond our control. Additional information about these and other assumptions, risks and uncertainties are set out in the “Risk Factors Relating to our Continuing Business” section of this report and in our annual report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulators.

There is a significant risk that our forecasts and other forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

TERRA NOVA ROYALTY CORPORATION
DEAR FELLOW SHAREHOLDERS
In early 2010 we announced that we intended to restructure into two distinct legal entities;
(1)	a mineral royalty company, Terra Nova Royalty Corporation (“Terra Nova”); and

(2)	an industrial plant technology, equipment and service company, KHD Humboldt Wedag International AG (“KID”).
On March 29, 2010 our shareholders approved the plan of arrangement (the “Arrangement”) and the first tranche distribution of 26% of the KID shares to our shareholders. We have now completed the distribution. This was the first step in our restructuring into two distinct legal entities. On March 31, 2010, Terra Nova started trading under its new trading symbol TTT on the New York Stock Exchange.
This will result in two independent entities going forward which we believe are well positioned to create further value for shareholders. Now with Terra Nova independent it can focus on its core business comprising:
■	the acquisition of existing mineral royalties;

■	providing capital for the exploration, development and construction of iron ore and other metals mines in exchange for royalties;

■	monetizing metal by-product streams from either operating mines or projects under development;

■	engaging qualified individuals with a focus on individuals with a strong background in Asia;

■	providing acquisition financing to establish operating companies in return for a royalty on acquired properties;

■	otherwise opportunistically acquiring interests in promising mineral assets: and

■	focusing on opportunities in the Asian market.
I would like to now review some of the key results and important issues within our existing business, including the future KID share distributions, accounting changes, the Wabush Iron Ore Mine (“Wabush”) and future business developments.
In this respect, it is important to note that as the Arrangement was completed on March 30, 2010, that the results of operations of our former industrial plant engineering and equipment supply business are included in the results for the quarter ended March 31, 2010 but are not reflected in our March 31, 2010 balance sheet. Further, this industrial business is deconsolidated from March 31, 2010 and its results from March 31, 2010 will not be included in our consolidated results for future reporting periods. Unless otherwise noted, all figures are in U.S. dollars.
CHAIRMAN’S REPORT

TERRA NOVA ROYALTY CORPORATION
FIRST QUARTER 2010 RESULTS
For the three months ended March 31, 2010, Terra Nova reported consolidated revenues of $101.6 million from industrial operations with a net loss of $18.5 million, or $0.61 per share on a diluted basis.
Excluding our former industrial operations for the three months ended March 31, 2010, Terra Nova reported income from its interest in a resource property of $3.8 million with a net loss from continuing operations of $0.3 million, or $0.01 loss per share on a diluted basis, which does not include a net loss from our former industrial operations, net of tax, of $18.2 million, or $0.60 loss per share on a diluted basis, which was primarily resulting from the income tax charge of $10.3 million which was recognized in connection with the disposition of the 26% interest in, and the deconsolidation of KID. The tax expense was offset by losses carried forward and was non-cash.
Terra Nova’s liquidity and capital resources (less its entire investment in KID, except for the 19% to remain with Terra Nova) remains strong. As of March 31, 2010, its cash and securities were $108.4 million; working capital was $102.9 million; and shareholders’equity, excluding the KID shares other than the 19% retained by Terra Nova, was $164.3 million (being a book value per share of $5.42) and its current ratio was 6.17.
MAJOR ACCOUNTING CHANGES
■	Deconsolidated entity

The KID ownership is now considered a deconsolidated entity and these undistributed shares are treated as a long-term asset. We will no longer consolidate revenues and costs relating to the KID operations from March 31, 2010.

■	Fair value of the royalty interest

As of January 1, 2011 Terra Nova intends to change its Financial Reporting Standards from Canadian GAAP to International Financial Reporting Standards. Pursuant to IAS. 16, Property, Plant and Equipment, we expect to increase the value of the royalty asset to its fair value. If this were implemented as of December 31, 2009, based upon our current valuation including current royalty rates and forecasted demand, we estimate it would result in a value for the existing royalty of $200 million and we estimate the effect on such an increase would be as follows:

CHAIRMAN’S REPORT

TERRA NOVA ROYALTY CORPORATION
All amounts in U.S. Dollars in Thousands, Except per Share Data

Carrying value Dec. 31, 2009	$27,150

Valuation increase	172,850

Revised book value*	200,000

Long Term income tax provision	(51,850)

Increase in Shareholders’ equity	121,000

Shares outstanding (000’s)	30,285

Increase in shareholders’ equity per share	4.00

*	Note: the increase in the value has been calculated using a 8% discount rate
FUTURE DISTRIBUTION OF KID SHARES
We currently expect to distribute the second tranche of KID shares to our shareholders of record on June 30, 2010 with the record date of June 27, 2010 (subject to New York Stock Exchange and other regulatory approvals).
This distribution will be for 7,571,228 KID shares (approximately 23% of total issued) and you will receive one KID share for every 4 shares of Terra Nova held on the record date.
The tax on the distribution will be neutral for Terra Nova but it will be subject to withholding for the shareholders. An example would be if you are a United States tax payer you would expect to pay 15%, which will be withheld by Terra Nova and paid to the Canadian taxation authority. Shareholders can claim this amount as a credit on their United States tax return. While this is not the optimal scenario from a tax perspective, we believe that the distribution of this tranche is in our shareholder’s best interest.
We currently expect to distribute the third tranche on August 30, 2010 and it will be for 9,383,728 KID shares (approximately 29% of the total issued) and you will receive one KID share for every 4 shares of Terra Nova you held on the record date of August 27, 2010.
The tax treatment for this tranche will depend on, among other things, our paid up capital (“PUC”) for tax calculations. If we have enough PUC, it will be without any withholding tax for our shareholders. It will be tax neutral for Terra Nova. Further details of the above distributions will be provided in due course.
The balance of the KID shares, representing approximately 19% of KID’s outstanding shares, will be retained by Terra Nova until the bank guarantees issued by Terra Nova (prior to the spin-off), on behalf of KID, expire in the normal course of business.
Such balance of the KID shares will be treated as a long-term asset and will be priced market to market as to our holding value.
CHAIRMAN’S REPORT

TERRA NOVA ROYALTY CORPORATION
RIGHTS ISSUE
In the next month we intend to undertake a rights issue where our existing shareholders may purchase additional shares at a discount to market. The major features of the issue will be as follows:
Purpose
■	We believe that there are significant opportunities to expand our business through opportunistic acquisitions. Because of the inherent risks associated with the mineral business, we believe any acquisitions should be conservatively financed. The additional capital we believe can be successfully deployed. The major features of the issue will be as follows:
Number of shares issuable
■	7,250,000 common shares, representing approximately 24% of Terra Nova’s issued and outstanding common shares.
Shares
■	All shares will be free trading
Right of over allotment
■	Yes
Rights
■	Transferable and will be quoted
Pricing
■	Discount to market and will be determined at time of issue
Further details will be provided in due course.
EXISTING ROYALTY
The following is selected summary information respecting Terra Nova’s existing royalty interest. It is not complete and is qualified in its entirety by the more detailed information in our public filings with the SEC and the Canadian securities regulators, including the risk factors Terra Nova discloses in such filings.

Location	Wabush Mine, Wabush, Labrador, Canada

Owner	Cliffs Natural Resources Inc. (“Cliffs”)

Current royalty rate	CDN$5.16 per ton (pellets), as of first quarter 2010

Royalty escalation rate provision	The royalty due consists of a base rate per ton of pellets shipped, which is then increased by three escalators related to iron content, pellet prices and the U.S. PPI (Iron & Steel Sub Group)

Stated reserves	75 million tons*

*	Note: Based upon Clifffs public statements and as of 12.31.08
CHAIRMAN’S REPORT

TERRA NOVA ROYALTY CORPORATION

Historical royalty		All amounts in Canadian Dollars, Except Tonnage Data

YEAR	TONNAGE OF PELLETS SHIPPED	GROSS ROYALTY RECEIVED*	AVERAGE PRICE PER TON*
2004	4,012,163	$10,120,310	$2.52
2005	4,393,453	12,792,721	2.91
2006	4,137,764	15,066,369	3.64
2007	4,787,091	21,701,509	4.53
2008	3,880,150	28,916,587	7.45
2009	3,188,107	17,350,127	5.44

*	Note: Gross amounts and average price per ton do not include price adjustments by Cliffs for prior years, sales of chips and concentrate
The following is Terra Nova’s forecast for royalty revenues from the Wabush mine for 2010 based upon current markets, pricing and outlook and historical production levels. Although management believe it is reasonable, there can be no assurance that the forecast will be achieved and actual results may be materially different than those set forth herein.

Annual production	4 to 5 million tons*

PROJECTED ROYALTY INCOME 2010	SCENARIO A	SCENARIO B
Tonnage	5,000,000	5,000,000
Royalty rate	$5.16	$7.50
Gross royalties	$25,800,000	$37,500,000

Pricing variable	Both Scenarios A & B are based on the assumption that due to the recent acquisition of a 100% interest in the Wabush Mine by the operator, as well as increases in price and demand for iron ore, production at the mine will return to 2007 levels.

Scenario A follows a conservative assumption that no benchmark prices will be established and published for iron ore during 2010, and prices will be determined on an individual proprietary basis between producers and customers. Therefore, the royalty rate paid will remain unchanged from the CDN$5.16 per ton received in Q1 2010 which is based on the 2009 published benchmark prices.

Scenario B assumes that benchmark prices for iron ore will be re-established at 2008 levels and published during Q2 2010. Therefore, the royalty rate paid will increase from the $5.16 per ton received in Q1 2010 to $8.00 per ton for Q2 thru Q4.

*	Note: Our forward looking internal projection is based solely upon management’s current forecasts and expectations. It is not a forecast or projection of Cliffs and actual production may vary materially from such forecast.
CHAIRMAN’S REPORT

TERRA NOVA ROYALTY CORPORATION

QUEBEC
ATLANTIC OCEAN
LABRADOR
WABUSH
CANADA

6
CHAIRMAN'S REPORT

TERRA NOVA ROYALTY CORPORATION
NON-PUBLISHED PRICE EFFECT
The Wabush royalty is paid quarterly, and is based on the tonnage of iron ore pellets shipped by the mine operator. One of the major components in the calculation of the Wabush royalty rate payable is based on the most recent published prices for iron ore pellets. Historically, benchmark prices have been determined in the first quarter of the fiscal year through negotiations between the major producers and their most significant customers, and these are then adopted by the other suppliers when published.
The significant increase in benchmark prices from 2007 to 2008 was resisted by the major Chinese steel mills in particular, who also refused to accept the lowered benchmark pricing offered in 2009. This led suppliers to announce a potential move to quarterly benchmark pricing for 2010 but to date, no such prices have yet been published. As a result, the related royalty rate component is currently based on 2009 prices.

Historical iron ore pricing (63% Fe)	All amounts in U.S. Dollars

	YEAR	YEAR END PRICE PER TON
	2004	$63.50
	2005	69.00
	2006	73.50
	2007	188.00
	2008	79.00
	2009	111.50
	April 2010	186.00
Mineral tax	20%
Arbitration with Cliffs	In December, 2005, we commenced an action against Wabush Iron Co. Limited, Dofasco Inc., Stelco Inc. and Cliffs, claiming that such parties breached their duties by inaccurately reporting and substantially underpaying the royalties due under the sub-lease.

	We have been expecting the arbitration panel ruling now for several months. We have been informed that it will happen very shortly. Because of the inherent uncertainties of litigation we are cautious but optimistic. The amount of Terra Nova’s claim for additional past royalties is in excess of CND$22 million.
CHAIRMAN’S REPORT

17

TERRA NOVA ROYALTY CORPORATION

WABUSH MINES:
Industrial growth spurs employment in Newfoundland

The Wabush Mine was established in Labrador in the 1960's

8
CHAIRMAN'S REPORT

TERRA NOVA ROYALTY CORPORATION
CORPORATE TAX
We only pay a minimal amount of income tax in cash due to the use of existing non-capital loss carry forwards. We expect the same in 2010.
DIVIDEND
It is our Board of Directors intention to establish an annual dividend policy.
GENERAL & ADMINISTRATIVE EXPENSES
The first quarter had high G&A expenses due primarily to the costs relating to the restructuring and ongoing expenses. We will continue to work to reduce our expense in the future. We will report details of existing and going forward expenses in the future.
OUR FUTURE
We were encouraged to see Wabush pellets shipments increased in the first quarter. Wabush shipped (tonnage of pallets) 874,174 tons in the first quarter of 2010 versus 402,494 tons in the first quarter of 2009. We believe that we are well positioned to grow Terra Nova, as we have the capital, no debt, good cash flow and a market where return and growth can occur. Terra Nova will look to grow through acquisitions. We will continually review the effectiveness of our strategy as it relates to our commitment to enhancing shareholder value.
Respectfully submitted,
Michael J. Smith
Chairman of the Board
CHAIRMAN’S REPORT

Nature of Business

We are a mineral royalty and natural resource company with a focus on acquiring royalty and other interests in resource properties. We are currently active in the royalty business, primarily through our indirect interest in the Wabush iron ore mine in Newfoundland and Labrador, Canada. We are seeking to expand our business by acquiring additional royalty interests in resource properties and/or through the acquisition of or investment in mining and other natural resource projects.

Until March 30, 2010, we also operated in the industrial plant engineering and equipment supply business (the “Industrial Business”) through our former subsidiary, KHD Humboldt Wedag International (Deutschland) AG, and its affiliates (collectively, “KID”). As at March 30, 2010, we effected a reorganization and arrangement (the “Arrangement”) pursuant to which, among other things, we distributed a portion of our interest in KID to our shareholders and ceased to consolidate KID as at March 31, 2010. See “Nature of Business — Reorganization and Focus on Mineral Royalty Business” below.

Presentation of Financial Information/Accounting Treatment

As a result of the Arrangement, for the purposes of our financial statements and discussion of our results of operations herein, the results of operations of the Industrial Business are consolidated in our consolidated statements of operations and consolidated statement of cash flows. However, as we completed the Arrangement on March 30, 2010, the assets and liabilities of the Industrial Business are not reflected in our consolidated balance sheet as at March 31, 2010 forming part of our financial statements enclosed herewith.

Further, as a result of the completion of the Arrangement, since March 31, 2010, we have ceased to consolidate the Industrial Business and therefore its results of operations from March 31, 2010 will not be included in our consolidated results for future reporting periods. Additionally, as a result of such deconsolidation of the Industrial Business as of March 31, 2010, we do not view its results of operations for the first quarter of 2010 to be indicative of our future operating performance or results of operations.

Royalty Interest — Wabush Iron Ore Mine

We currently indirectly derive production royalty revenue from a mining sub-lease of the lands upon which the Wabush iron ore mine is situated. This sub-lease commenced in 1956 and expires in 2055. The lessor is Knoll Lake Minerals Ltd. (“Knoll Lake Minerals”), which holds a direct mining lease from the Province of Newfoundland and Labrador. Iron ore is shipped from the Wabush iron ore mine to Pointe Noire, Quebec, Canada, where it is pelletized. In 2009, 2008 and 2007, 3.2 million, 3.9 million and 4.8 million tons of iron pellets, respectively, were shipped from Pointe Noire. Such shipments are subject to seasonal and cyclical fluctuations.

The Wabush iron ore mine is operated by Cliffs Natural Resources, Inc. (“Cliffs”), who on February 1, 2010 announced that it had acquired the interests of its other joint venture partners in the mine. Under the mining sub-lease, Cliffs pays royalties to the holder of the royalty interest based upon the amount of iron ore pellets shipped. Pursuant to the terms of the mining sub-lease, the royalty payment is not to be less than $3.25 million (Canadian dollars) per annum until its expiry. In 1987, the royalty rate was amended to require a base royalty rate of $1.685 (Canadian dollars) per ton with escalations as defined in the sub-lease. We are indirectly obligated to make royalty payments of $0.22 (Canadian dollars) per ton on shipments of iron ore pellets from Pointe Noire, Quebec, to Knoll Lake Minerals, which holds the direct lease over the Wabush mine property with the Province of Newfoundland and Labrador. Cliffs applies a portion of the royalty payments under the sub-lease to make such royalty payments to Knoll Lake Minerals on our behalf.

Iron ore is typically sold either as a concentrate, whereby the iron ore is in granular form, or as a pellet, whereby iron ore concentrate has been mixed with a binding agent, formed into a pellet and then fired in a furnace. Iron ore pellets can be charged directly into blast furnaces without further processing and are primarily used to produce pig iron which is subsequently transformed into steel. As such, the demand and, consequently, the pricing of iron ore is dependent upon the raw material requirements of integrated steel producers. Demand for blast furnace steel is in turn cyclical in nature and is influenced by, among other things, the level of global economic activity.

Although we can provide no assurance as to the future production levels, we believe that since the operator is now also the sole owner of the Wabush iron ore mine, production from the mine will generally be maintained at relatively consistent levels, subject to market conditions.

Arbitration Proceedings

In December, 2005, we commenced an action against Wabush Iron Co. Limited, Dofasco Inc., Stelco Inc. and Cliffs, claiming that such parties breached their duties by inaccurately reporting and substantially underpaying the royalties due under the sub-lease. The parties proceeded to arbitration, which was concluded in August, 2009. We anticipate a decision from the arbitration panel shortly.

Industrial Business

The Industrial Business was primarily conducted through KID and was principally comprised of an industrial plant technology, equipment and services business.

Reorganization and Focus on Mineral Royalty Business

On January 6, 2010, we announced our intention to restructure into two distinct publicly traded companies, being: (i) a mineral royalty company; and (ii) an industrial plant technology, equipment and service company, pursuant to the Arrangement. Prior to completing the Arrangement, we took certain interim reorganizational steps to, among other things, consolidate our ownership in KID and indirectly transfer to KID substantially all our subsidiaries engaged in the Industrial Business. Upon completion of these reorganizational steps, we held approximately 98% of the total issued and outstanding shares of KID.

On February 26, 2010 we entered into an arrangement agreement with KID respecting the Arrangement, which was approved by our shareholders on March 29, 2010 and made effective on March 30, 2010.

Pursuant to the terms of the Arrangement, among other things, our shareholders received one common share of KID for every three and one-half of our common shares held (calculated after a 2 for 1 forward split of KID). As a result, we distributed 8,645,688 common shares of KID, representing approximately 26% of its outstanding common shares to our shareholders. We continue to hold approximately 72% of the outstanding common shares of KID. We currently intend to distribute such shares (or a substantial majority thereof) to our shareholders in one or more tranches within one year. In connection with the Arrangement, we entered into a shareholder agreement (the “Custodian Agreement”) with another corporate equity shareholder of KID (the “Custodian”) dated March 27, 2010, pursuant to which we engaged the Custodian to direct the voting of the remainder of our holdings of KID common shares. As a result, and given that we do not share any common directors or officers with KID, we no longer consider KID a subsidiary and ceased to consolidate it as at March 31, 2010. For further information regarding the foregoing, please refer to Note 6 of our unaudited financial statements for the period.

Prior to completion of the Arrangement and in the normal course of business, we provided guarantees on behalf of KID, which as at March 31, 2010 aggregated to $143.6 million. The guarantees were issued to financial institutions and will expire in the ordinary course pursuant to their terms. The aggregated amounts comprise numerous guarantees with small amounts. No claims have been made against us in respect of such guarantees.

In conjunction with the Arrangement and in order to better reflect our focus on the mineral royalty and natural resources business, on March 31, 2010 we changed our name from “KHD Humboldt Wedag International Ltd.” to “Terra Nova Royalty Corporation”.

As the Arrangement is now complete, our management is seeking to expand our business through the acquisition of high-quality royalty interests and other natural resource projects and interests.

Results of Operations

On March 30, 2010, we completed the Arrangement. As a result, we consolidated the results of operations of the Industrial Business until March 30, 2010 but cease to consolidate it as of March 31, 2010, including for the purposes of our March 31, 2010 balance sheet. At March 31, 2010, the carrying amount of our investment in the common shares of KID approximated its fair value and there was no gain or loss recognized in connection with the cessation of the consolidation of KID.

Summary of Quarterly Results

The following tables provide selected financial information for our eight most recently completed fiscal quarters:

	March 31,	December 31,	September 30,	June 30,
	2010	2009	2009	2009
	(United States dollars in thousands, except per share amounts,
	in accordance with Canadian GAAP)

Revenues	$101,585	$210,200	$148,233	$105,847
Gross profit	26,443	65,898	29,148	21,952
Restructuring recovery (costs), excluding inventory write-down and write-up	465	1,616	(4,063)	(17)
Operating income	10,170	58,966	11,459	2,461
Loss on settlement of investment in preferred shares of former subsidiaries	—	—	—	(9,538)
Net income (loss) attributable to holders of common shares	(18,541)	39,485	7,475	(7,454)
Net income (loss) attributable to holders of common shares, per share
Basic	(0.61)	1.30	0.25	(0.25)
Diluted	(0.61)	1.30	0.25	(0.25)

	March 31,	December 31,	September 30,	June 30,
	2009	2008	2008	2008
	(United States dollars in thousands, except per share amounts,
	in accordance with Canadian GAAP)

Revenues	$112,128	$163,682	$193,596	$144,240
Gross profit	19,392	(356)	36,574	28,332
Restructuring recovery (costs), excluding inventory write-down and write-up	(6,756)	—	—	—
Operating income (loss)	(1,337)	(14,582)	31,923	23,779
Net income (loss) attributable to holders of common shares	1,205	(64,857)	30,804	19,670
Net income (loss) attributable to holders of common shares, per share
Basic	0.04	(2.12)	1.01	0.65
Diluted	0.04	(2.12)	1.01	0.64

Results of Operations (Consolidated) — Quarter Ended March 31, 2010 Compared to the Quarter Ended March 31, 2009

Based upon the period average exchange rates for the three-month periods ended March 31, 2010 and 2009, the United States dollar decreased by approximately 5.9% in value against the Euro and 16.4% in value against the Canadian dollar compared to the period average exchange rates in 2009. As at March 31, 2010, the United States dollar had increased by approximately 6.0% against the Euro and decreased by 3.0% against the Canadian dollar since December 31, 2009.

During the three months ended March 31, 2010, revenues from the Industrial Business decreased by 9.4% to $101.6 million from $112.1 million for the same period in 2009. On a comparable basis, excluding revenues of $9.1 million attributable to the divested coal and minerals business, first quarter revenues for the Industrial Business in 2010 were similar to revenue levels in the same period of 2009.

For the quarter ended March 31, 2010, cost of revenues for the Industrial Business declined 14.6% to $78.7 million from $92.1 million for the three months ended March 31, 2009. The decrease in cost of revenues reflects the decrease in our revenues and the completion of a number of projects with above-normal profitability during the quarter. The gross profit margin for the Industrial Business increased to 26.0% in the first quarter of 2010 from 17.3% for the same quarter in the prior year. This increase in gross profit margins primarily resulted from a reduction in loss on terminated contracts of $3.5 million for the three months ended March 31, 2010, compared to $0.5 million over the same period in 2009 and the absence of write-down of inventories during the three months ended 2010, compared to a write-down of $1.1 million during the same period in 2009. Gross profit margin for the Industrial Business, excluding the reduction in loss on terminated contracts and write-down of inventory, increased to 22.6% in the first quarter of 2010, compared to 17.8% for the same period in 2009. This was mainly due to a favourable project mix and continuously efficient project execution.

General and administrative expenses, excluding stock based compensation, increased by 44.4% to $22.0 million for the three-month period ended March 31, 2010 from $15.2 million in 2009, primarily as a result of costs associated with the Arrangement.

For the three months ended March 31, 2010 we had a recovery from stock-based compensation of $1.4 million, compared to an expense of $0.9 million during the three months ended March 31, 2009. The recovery in the current quarter was due to the forfeiture of 416,664 stock options during the period.

During the three months ended March 31, 2010 we had net interest income of $0.3 million (interest income of $0.8 million less interest expense of $0.5 million), compared to $1.6 million (interest income of $2.3 million less interest expense of $0.7 million) for the same period in 2009.

For the three months ended March 31, 2010 we had foreign currency transaction losses of $6.2 million, compared to gains of $1.6 million for the three months ended March 31, 2009, primarily due to the realized cumulative translation adjustment loss arising from the cessation of the consolidation of KID.

Provisions for income taxes increased to $22.5 million during the three months ended March 31, 2010 (provision for income taxes of $21.6 million and resource property revenue taxes of $0.9 million), compared to $1.5 million (provision for income taxes of $1.0 million and resource property revenue taxes of $0.5 million) for the three months ended March 31, 2009. Provisions for income taxes increased as a result of taxes on dividends received from KID and capital gain taxes on the distribution of 26% of KID and the outside basis difference of our remaining 72% holding of KID.

In the three-month period ended March 31, 2010, we had a net loss attributable to shareholders of $18.5 million, or $0.61 per share on a basic and diluted basis, compared to net income of $1.2 million, or $0.04 per share on a basic and diluted basis, in the same period in 2009.

Results of Operations (Royalty Business Segment) — Quarter Ended March 31, 2010 Compared to the Quarter Ended March 31, 2009

The following is a discussion of the results of operations attributable to our royalty business for the three months ended March 31, 2010 in relation to the same period in 2009.

We have provided this discussion as the royalty business will be our ongoing business going forward as we have deconsolidated the Industrial Business as at March 31, 2010. Since the Arrangement, we view the results of our royalty business as the most appropriate benchmark of our operating results and as a benchmark to competitors. In addition, we believe the results of our royalty business will be used by securities analysts, investors and other interested parties to evaluate our financial performance.

During the first three months of 2010, income generated by our royalty interest in the Wabush iron ore mine increased by approximately 79% to $3.8 million from $2.1 million over the same period in 2009. This increase in royalty income was mainly attributable to increased shipment from the Wabush iron ore mine due to increased demand for iron ore during the three months ended March 31, 2010. A total of 874,174 tons and 402,494 tons of iron ore pellets were shipped by the Wabush iron ore mine during the three months ended March 31, 2010 and 2009, respectively.

General and administrative expenses incurred in connection with our royalty business during the three months ended March 31, 2010 were $2.6 million, compared to $3.2 million during the three months ended March 31, 2009. The decrease in general and administrative expenses for the three months ended March 31, 2010 was primarily due to reduced professional fees.

Income taxes, including resource property revenue taxes, were $1.3 million for the three months ended March 31, 2010, compared to a $0.4 million recovery for the same period in 2009, primarily due to higher revenues and a tax expense adjustment for the prior year.

During the three-month period ended March 31, 2010, we had a net loss of $0.3 million from our royalty business, compared to $1.2 million from our royalty business for the three months ended March 31, 2009.

Liquidity and Capital Resources

The following table is a summary of our selected financial information as at the dates indicated:

	March 31,	December 31,
	2010(1)	2009(1)
	(United States dollars
	in thousands)

Cash and cash equivalents	$97,205	$420,551
Working capital	102,932	370,821
Investment in former subsidiary	116,871	—
Total assets	270,246	788,903
Long-term liabilities	—	96,038
Shareholders’ equity	250,324	319,788

(1)	As a result of the cessation of the consolidation of the Industrial Business from March 31, 2010, its assets and liabilities are not reflected in our March 31, 2010 balance sheet but are included in our December 31, 2009 balance sheet.

Our current sources of funds are primarily our cash on hand and income generated from our royalty interest in the Wabush iron more mine. Due to the nature of our business going forward, our principal use of funds is for general and administrative expenses. However, as we seek to expand through the acquisition of other natural resource interests and projects, we anticipate that additional uses of funds may include costs associated with the identification of projects and the acquisition, development, and/or operation thereof.

We maintain a high level of liquidity, with a substantial amount of our assets held in cash and cash equivalents. The highly liquid nature of these assets provides us with flexibility in seeking to expand our business through acquisitions and investments and otherwise managing our business. The majority of our cash is currently deposited in highly rated banks located principally in Canada.

As at March 31, 2010, as a result of the Arrangement and the cessation of the consolidation of the Industrial Business: (i) total assets decreased to $270.2 million from $788.9 million as at December 31, 2009; (ii) current assets decreased to $122.9 million from $738.5 million as at December 31, 2009; (iii) we had no short-term cash deposits, restricted cash, trade accounts receivable or inventories, compared to short-term deposits of $6.9 million, restricted cash of $25.0, accounts receivable of $97.0 million and inventories of $80.8 million as at December 31, 2009; (iv) other receivables decreased to $5.0 million and contract deposits decreased to $0.7 million from $36.2 million and $53.9 million as at December 31, 2009; and (v) cash and cash equivalents decreased to $97.2 million from $420.6 million as at December 31, 2009.

As at March 31, 2010, as a result of the Arrangement and deconsolidation of the Industrial Business: (i) total current liabilities decreased to $19.9 million from $367.7 million as at December 31, 2009; (ii) long-term liabilities decreased to $nil from $96.0; and (iii) total liabilities decreased to $19.9 million from $463.7 million as at December 31, 2009.

Pursuant to our reorganization and the Arrangement, there was $7.9 million due to us from KID as at March 31, 2010, which was paid after the quarter end.

Long-term assets increased to $147.4 million as at March 31, 2010 from $50.4 million as at December 31, 2009, primarily as a result of the inclusion of our remaining interest in KID in the amount of $116.9 million.

Cash Flow Analysis (Consolidated)

Cash Flow from Operating Activities.  Operating activities used cash of $15.9 million during the three months ended March 31, 2010, compared to $28.6 million during the three months ended March 31, 2009.

Net losses from operations used cash of $18.5 million during the three months ended March 31, 2010, compared to providing cash of $1.2 million during the same period in 2009. Non-cash future income taxes added back cash of $13.0 million for the three months ended March 31, 2010, compared to $1.1 million during the three months ended March 31, 2009. Net foreign currency transaction losses added back cash of $6.2 million for the three months ended March 31, 2010, compared to deducting cash by $1.6 million for the same period in 2009 primarily as a result of exchange rate fluctuations. A reduction in loss on terminated customer contracts used cash of $3.5 million for the period ended March 31, 2010 compared to $0.5 million for the same period in 2009.

Changes in receivables provided cash of $25.0 million during the three months ended March 31, 2010, compared to using cash of $17.7 million for the same period in 2009, which reflects collections. Changes in short-

term cash deposits and securities provided cash of $8.4 million during the first three months of 2010, compared to using cash of $2.9 million for the same period in 2009. Reductions in accounts payable and accrued expenses used cash of $38.2 million during the three months ended March 31, 2010, compared to $23.0 million for the three months ended March 31, 2009. Changes in advance payments received from customers used cash of $11.0 million during the three months ended March 31, 2010, compared to providing cash of $5.1 million during the same period in 2009. The reduction in receivables, payables and advance payments is indicative of the later stage of completion of many projects compared to the first quarter of 2009.

Cash Flow from Investing Activities.  Cash used in investing activities was $286.0 million during the three months ended March 31, 2010, compared to $1.1 million during the three months ended March 31, 2009, substantially all of which reflected the disposition of cash held by KID as a result of the Arrangement and the deconsolidation of the Industrial Business.

Cash Flows from Financing Activities.  In the first three months of 2010, financing activities used cash of $0.9 million, compared to $nil in the same period last year, as a result of $1.2 million being used in relation to a dividend paid to non-controlling interests and $0.3 million being provided through the issuance of shares during the three months ended March 31, 2010.

Future Liquidity

Based upon the current level of operations, we believe that cash flow from operations and available cash will be adequate to meet our ongoing liquidity needs in the short and long term. Future expansion through the acquisition of mineral properties and/or additional royalty interests may require additional financing, which we may obtain through equity and/or debt financing.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. In our annual report on Form 20-F for the year ended December 31, 2009 filed with the SEC and Canadian securities regulators, we have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations. Such policies are incorporated by reference herein. In addition, we have identified certain accounting policies described below that, after the Arrangement and the deconsolidation of the Industrial Business, are the most important to our ongoing financial condition and results of operations. Changes in our significant accounting policies are disclosed in Note 2 to our unaudited interim financial statements for the period.

Revenue Recognition

We currently earn royalty income from our interest in the resource property which is situated in Newfoundland and Labrador, Canada. The property is leased to an operator and our royalty is based on a pre-determined formula consisting of certain market variables and shipment tonnage. We receive the royalty computation information from the operator.

Valuation of Securities

Securities held for trading are carried at current market value. Any unrealized gains or losses on securities held for trading are included in our results of operations.

Available-for-sale securities are also carried at current market value when current market value is available. Any unrealized gains or losses are included in other comprehensive income. When there has been a loss in value of an available-for-sale security that is other than a temporary decline, the security will be written down to recognize the loss in the determination of income. In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We consider, but such consideration is not limited to, the following factors: (i) the trend of the quoted market price and trading volume; (ii) the financial position and results for a period of years; (iii) liquidity or going concern problems of the investee; (iv) changes in or reorganization of the investee and/or its future business plan; (v) outlook of the investee’s industry; (vi) the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; and (vii) our business plan and strategy to divest the security or to restructure the investee.

Recent market volatility has made it extremely difficult to value certain securities. Subsequent valuations, in light of factors prevailing at such time, may result in significant changes in the values of these securities in future periods. Any of these factors could require us to recognize further impairments in the value of our securities portfolio, which may have an adverse effect on our results of operations in future periods.

Income Taxes

Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.

Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.

We currently have deferred tax assets which are comprised primarily of tax loss carry-forwards and deductible temporary differences, both of which will reduce taxable income in the future. The amounts recorded for deferred tax are based upon various judgments, assumptions and estimates. We assess the realization of these deferred tax assets on a periodic basis to determine whether a valuation allowance is required. We determine whether it is more likely than not that all or a portion of the deferred tax assets will be realized, based on currently available information, including, but not limited to, the following:

•	the history of the tax loss carry-forwards and their expiry dates;

•	future reversals of temporary differences;

•	our projected earnings; and

•	tax planning opportunities.

If we believe that it is more likely than not that some of these deferred tax assets will not be realized, based on currently available information, an income tax valuation allowance is recorded against these deferred tax assets.

If market conditions improve or tax planning opportunities arise in the future, we will reduce our valuation allowances, resulting in future tax benefits. If market conditions deteriorate in the future, we will increase our valuation allowances, resulting in future tax expenses. Any change in tax laws, particularly in Germany, will change the valuation allowances in future periods.

Changes in Accounting Policies including Initial Adoption

Effective January 1, 2010, we adopted the Institute of Chartered Accountants’ (“CICA”) Handbook Section 1582, Business Combinations, Section 1601, Consolidations, Section 1602, Non-controlling Interest, Section 3251, Equity and Section 1506, Accounting Changes. Sections 1601 and 1602 establish standards for preparation of consolidated financial statements and the accounting for non-controlling interests in financial statements that are equivalent to the standards under International Financial Reporting Standards (“IFRS”). These standards are effective for us for interim and annual financial statements beginning on January 1, 2011. Early adoption is permitted and we adopted these standards effective January 1, 2010. The adoption of these new accounting standards does not have any material impact on our financial position as of January 1, 2010, except for the presentation of the non-controlling interest which is now included in our equity.

Effective January 1, 2010, we also changed our amortization method for our interest in the resource property from the straight-line method to the unit-of-production method. Prior to 2010, the amount of proven reserves of the Wabush iron ore mine were not available to us. Currently, with the change in ownership of the operator of the Wabush iron ore mine, we are able to collect the proven reserves with reasonable certainty. Accordingly, management is of the opinion that it is appropriate to change the unit-of-production method as the shipment of iron pellets involves seasonal and cyclical fluctuations. Management considers that the change in the amortization method is a change in estimates and, accordingly, retroactive application does not apply. We recognized an amortization charge of $0.3 million in the three months ended March 31, 2010, using the unit-of-production method. Had we continued to use the straight-line method, the amortization charge would have been $0.5 million for the same period.

International Financial Reporting Standards

Conversion plan

The Canadian Accounting Standards Board has mandated the adoption of IFRS effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 for Canadian publicly accountable profit-orientated enterprises. Companies will be required to provide IFRS comparative information for the fiscal year immediately preceding the year in which they first adopt IFRS. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting standards which must be addressed.

We have a multi-year transition plan that comprises three major phases, including a scope and planning phase, a design and build phase and an implementation and review phase culminating in the reporting of financial information in accordance with IFRS for the first quarter of 2011.

We completed the scoping, planning and assessment phase of the project which resulted in the selection of IFRS accounting policies and transitional exemptions decisions, estimates of quantification of financial statement impacts and are in the processes of preparation of shell financial statements and the quantification of differences. We continue to assess the implications of such differences and policy choices to our financial reporting.

We have implemented the necessary changes to our systems and reporting processes to support preparation of the IFRS opening balance sheet at January 1, 2010.

The International Accounting Standards Board continues to amend and add to current IFRS standards with several projects currently underway. Our conversion process includes monitoring actual and anticipated changes to IFRS standards and related rules and regulations and assessing the impacts of these changes on us and our reporting, including expected dates of when such impacts are effective.

Our accounting and consolidation systems are being updated to ensure that expected changes in accounting policies, processes and collection of additional information for disclosure are incorporated in reporting systems.

The impact of the transition to IFRS on internal controls over financial reporting and disclosure controls and procedures will be reviewed and adjusted accordingly during the finalization of the design and implementation phases.

Impact of adoption of IFRS

Adoption of IFRS will generally require retrospective application as of the transition date, on the basis that an entity has prepared its financial statements in accordance with IFRS since its formation. Certain adoptive relief mechanisms are available under IFRS to assist with difficulties associated with reformulating historical accounting information. The general relief mechanism is to allow for prospective, rather than retrospective treatment, under certain conditions as prescribed by IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”). The standard specifies that adjustments arising on the conversion of IFRS from Canadian GAAP should be recognized in opening retained earnings.

IFRS 1: First-time Adoption of International Financial Reporting Standards

The adoption of IFRS requires application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires an entity to apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 provides certain mandatory exceptions and permits limited optional exemptions in specified areas of certain standards from this general requirement. The significant elections made by us are:

Fair value as deemed cost

IFRS 1 allows an entity to initially measure an item of property, plant and equipment and investment property upon transition to IFRS at fair value as deemed cost (or under certain circumstances using a previous GAAP revaluation) as opposed to full retroactive application of the cost model under IFRS. Under this option, fair value as deemed cost will become the new cost amount for qualifying assets at transition.

We are contemplating using the fair value as deemed cost for selected properties. Applying the IFRS 1 elections for fair value as deemed cost to certain long lived assets will limit the IFRS requirement to reverse impairments previously recognized.

Business combinations

IFRS 1 generally provides for the business combinations standard to be applied either retrospectively or prospectively from the date of transition to IFRS (or to restate all business combinations after a selected date). Retrospective application would require an entity to restate all prior transactions that meet the definition of a business under IFRS. Prospective application requires that the first-time adopter shall recognize all its assets and liabilities at the date of transition to IFRS that were acquired or assumed in past business combinations, other than certain assets and liabilities as defined by IFRS 1.

We have elected to apply the business combination standard prospectively, and have to recognize contingent liabilities and payments not previously recognized that arose from past business combinations. Contingent payments of a cash nature are recognized as liabilities and payments that are equity in nature are recognized in equity as part of contributed surplus.

Cumulative translation losses

An entity may elect to deem the cumulative translation differences that resulted from the translation of its foreign operations to the reporting currency to be zero at the transition date. This will result in the exclusion of translation differences that arose prior to the transition date from gains or losses on a subsequent disposal of a foreign operation.

We have elected to reset the cumulative translation losses to zero on transition date.

IFRS accounting policy changes

IFRS is premised on a conceptual framework similar to Canadian GAAP, however, significant differences exist in certain areas of recognition, measurement and disclosure. The following discussion outlines the significant accounting policies, which are required, or are currently expected to be applied to us, on our adoption of IFRS that will be significantly different than our Canadian GAAP accounting policies. Some of the differences may only affect future transactions and may not have an impact on the opening balance sheet. This discussion has been prepared using the standards and interpretations currently issued and expected to be effective for our first annual reporting period under IFRS for the year ended December 31, 2011. Certain accounting policies currently expected to be adopted under IFRS and the application of such policies to certain transactions or circumstances may be modified and, as a result, the impact may be different than our current expectations. Further, the International Accounting Standards Board (the “IASB”) is currently in the process of amending, or expects to amend, numerous accounting standards that will be applicable to us. As these IFRS standards are amended, and as we continue to evaluate the impact of adoption on our processes and accounting policies, we will provide updated disclosure where appropriate.

IAS 36 — Impairment of assets

Under Canadian GAAP, impairment is recognized for non-financial assets based on estimated fair value when the undiscounted future cash flows from an asset, or group of assets, is less than the carrying value. Under IFRS, an entity is required to recognize an impairment charge if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value-in-use, is less than its carrying value. Value in use is the discounted present value of estimated future cash flows expected to arise from the planned use of an asset and from its disposal at the end of its useful life. IFRS also requires the reversal of an impairment loss when the recoverable amount is higher than the carrying value (by no more than what the depreciated amount of the asset would have been had the impairment not occurred) unlike Canadian GAAP, which does not permit reversals.

We are in the process of completing our analysis of impairment of our interests on the conversion date.

IFRS 2 — Share based payments

Under Canadian GAAP, an entity may elect to estimate the number of equity-settled instruments that are expected to vest and then make adjustments to the actual number that vest unless forfeitures are due to market-based conditions, or an entity can choose to accrue compensation cost as if all instruments granted were expected to vest and recognize the effect of actual forfeitures as they occur.

Under IFRS, an entity estimates the number of equity-settled instruments that are expected to vest are adjusted to the actual number that vest unless forfeitures are due to market-based conditions.

We are in the process of assessing the IFRS conversion adjustments for share based payments.

IAS 21 — The Effects of Changes in Foreign Exchange rates

Under Canadian GAAP, there are various indicators to be considered in determining the appropriate functional currency of a foreign operation and such indicators are similar to those under IFRS.

When the assessment of functional currency under IFRS provides mixed indicators and the functional currency is not obvious, priority should be given to certain indicators. Because the determination of the functional currency requires the exercise of judgment based on the evaluation of all relevant information, differences in assessment under IFRSs and Canadian GAAP may arise. As we have interests in entities that prepare stand alone IFRS financial statements, the functional currency used in the audited stand alone financial statements needs to be consistent to the functional currency used to incorporate the entity’s results into the group financial statements.

We are currently in the process of reviewing our entities to determine where the functional currency may change to the local currency of the entity on transition to IFRS which would result in non-monetary assets and liabilities being translated to the reporting currency using the closing rate on balance sheet date, compared to the historical rate, or vice versa if the functional currency changes from the local currency to a foreign currency for that entity.

We are in the process of assessing the IFRS conversion adjustments due to the change in functional currency for some of our reporting entities.

IAS 12 — Income taxes

Under Canadian GAAP, future income taxes are recognized at the time of acquisition for all assets (not just those acquired in a business combination) as an adjustment to the cost of the asset. Consequently, the carrying amount of the asset represents the minimum future cash flows necessary to recover the investment in the asset, including any associated tax consequences. Future income taxes are classified as current and non — current based on classification of the underlying assets or liabilities. Under IFRS, the recognition of deferred tax in respect of temporary differences is required where an asset or liability results from a transaction that affects taxable or accounting profit or a business combination. The recognition of deferred tax on the initial recognition of an asset or liability in any other circumstances is prohibited. Deferred tax is classified as non-current.

We are in the process of assessing the IFRS conversion adjustments for income taxes.

Royalty Assets

The IASB has activities currently underway which may, or will, change the current IFRS standard which provides for the accounting treatment of royalties. We will assess any such changes or amendments as a component of our development phase and update our IFRS conversion plan as appropriate.

Transactions with Related Parties

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans, between January 1, 2010 and March 31, 2010, between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

In the normal course of operations, we may enter into transactions with related parties which include, among others, affiliates whereby we have a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates’ or our operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represents the amount of consideration established and agreed to by all the parties.

Continuing operations

Transactions with affiliates during the three months ended March 31, 2010:

(United States
dollars in thousands)

Royalty expenses paid and payable(1)	$(185)
Fee expense for managing resource property	(236)
Fee expense for management services, including expense reimbursements	(142)
Interest income	17
Interest expense	(7)

(1)	Included in income from interest in resource property.

As at March 31, 2010, we had the following related party transactions on our consolidated balance sheet:

(United States
dollars in thousands)

Due from affiliates	$572
Due to affiliates	45

In addition, we also entered into an agreement with a former wholly-owned subsidiary whereby we agreed to offset payables to the former subsidiary against a note payable to us in the amount of $1.8 million from the former subsidiary plus accrued interest thereon.

Outstanding Share Data

Our share capital consists of an unlimited number of common shares, Class A common shares, and Class A Preference Shares, issuable in series. Our common shares are listed on the New York Stock Exchange under the symbol “TTT”. As of the date hereof, we had outstanding 30,284,911 common shares. In addition, our wholly-owned subsidiaries own all of our outstanding Class A common shares and Class A Preference Shares.

Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under National Instrument 52-109 as at March 31, 2010. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Changes in Internal Controls Over Financial Reporting

We maintain internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with Canadian GAAP as required by National Instrument 52-109.

There were no changes in our internal control over financial reporting that occurred during the three months ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Cautionary Statement Regarding Forward-Looking Information and Risk Factors and Uncertainties

Statements in this report that are not reported financial results or other historical information are “forward-looking statements” within the meaning of applicable securities legislation including the Private Securities Litigation Reform Act of 1995, as amended. These statements appear in a number of different places in this report and can be identified by words such as “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, or their negative or other comparable words. Also look for discussions of strategy that involve risks and uncertainties. Forward-looking statements include statements regarding:

•	our markets;

•	production, demand and prices for products and services, including iron ore and other minerals;

•	capital expenditures;

•	the economy;

•	foreign exchange rates; and

•	derivatives.

You are cautioned that any forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our estimates. Some of these risks and assumptions include those set forth in reports and other documents we have filed or furnished with the SEC and Canadian securities regulators including in our annual report on Form 20-F for the year ended December 31, 2009. We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. Unless required by law, we do not assume any obligations to update forward-looking statements based on unanticipated events or changes to expectations. However, you should carefully review the reports and other documents we file from time to time with the SEC and Canadian securities regulators.

In addition to the risks and uncertainties set forth in our annual report on Form 20-F for the year ended December 31, 2009 filed with the SEC and Canadian securities regulators, you should also carefully consider the following risks and uncertainties in evaluating our Company and business before making any investment decisions. Our business, operating and financial condition could be harmed due to any of the following risks.

Risk Factors Relating to Our Continuing Business

Our Valuation is currently heavily weighted on our royalty interest in the Wabush iron ore mine.

As a result of the cessation of consolidation of our Industrial Business, as at the date hereof, substantially all of our revenues are generated from our royalty interest in the Wabush iron ore mine, demonstrating the fact that this royalty interest is very material to our ability to generate sufficient revenue in order to maintain profitable operations. Accordingly, the risk associated with our valuation is heightened in the event that the Wabush iron ore mine does not perform as expected.

Changes in the market price of the commodities that underlie our royalty, working and other interests will affect our profitability and the revenue generated therefrom.

Commodity prices have fluctuated widely in recent years. The revenue we derive from our interest in the Wabush iron ore mine and any other natural resource properties will be significantly affected by changes in the market price of the commodities underlying the royalties, working interests and investments. Currently, our revenue is particularly sensitive to changes in the price of iron ore. Commodity prices, including the price of iron ore, fluctuate on a daily basis and are affected by numerous factors beyond our control, including levels of supply and demand, industrial development levels, economic conditions, inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical events. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments.

The operation of the Wabush iron ore mine is generally determined by a third party owner and we do not have decision making power as to how the property is operated. The owner’s failure to perform could affect our revenues.

The revenue derived from the Wabush iron ore mine is based on production generated by its third party owner. The owner has the power to determine the manner in which the iron ore is exploited, including decisions to expand, continue or reduce production from the mine, and decisions about the marketing of products extracted from the mine. The interests of the third party owner and our interests may not always be aligned. As an example, it will, in almost all cases, be in our interest to advance production as rapidly as possible in order to maximize near-term cash flow, while the third party operator may, in many cases, take a more cautious approach to development as it is at risk with respect to the cost of development and operations. Our inability to control the operations of the Wabush iron ore mine can adversely affect our profitability, results of operation and financial condition. Similar adverse effects may result from any other royalty interests we may acquire that are primarily operated by a third party owner.

We may be unable to successfully acquire additional royalty interests or other interests in natural resource properties.

We currently only have an indirect royalty interest in the Wabush iron ore mine. Our future success depends primarily upon our ability to acquire royalty interests and other natural resource properties and projects at appropriate valuations, including through corporate acquisitions, in order to diversify and expand our businesses and operations. There can be no assurance that we will be able to identify and complete the acquisition of such royalty interests, or businesses that own desired royalty interests, at reasonable prices or on favourable terms. Many companies are engaged in the acquisition of royalty interests and other resource properties, including large, established companies with substantial financial resources, operational capabilities and long earnings records. We may be at a competitive disadvantage in acquiring such properties and interests as many competitors may have greater financial resources and technical staff. Accordingly, there can be no assurance that we will be able to compete successfully against other companies in acquiring additional interests and resource properties. Our inability to acquire additional interests and resource properties may result in a material and adverse effect on our profitability, results of operations and financial condition.

If we expand our business beyond the acquisition of royalty interests, we may face new challenges and risks which could affect our results of operations and financial condition.

Although we currently only hold a royalty interest, in the future we may pursue acquisitions outside this area, including acquiring and/or investing in, developing resource projects. Expansion of our activities into new areas will present new challenges and risks, including risks associated with the operation and development of resource projects generally. The failure to manage these challenges and risks successfully may result in a material and adverse effect on our results of operation and financial condition. In addition, due to the nature of natural resource properties and projects and the uncertainties associated therewith, there can be no assurance that any interest, property or project acquired will be developed as planned or profitable.

We will be dependent on the payments made by the owners and operators of our royalty and similar interests, and any delay in or failure of such royalty payments will affect the revenues generated by the Wabush iron ore mine or any other similar interests we may acquire.

To the extent that we retain our current royalty interest or acquire additional similar interests, we will be dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of our royalty interests. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, accidents, recovery by operators of expenses incurred in the operation of any royalty properties, the establishment by operators of reserves for such expenses or the insolvency of an operator. Our rights to payment under the royalties will likely have to be enforced by contract. This may inhibit our ability to collect outstanding royalties upon a default. Failure to receive any payments from the owners and operators of mines in which we have or may acquire a royalty interest may result in a material and adverse effect on our profitability, results of operations and financial condition.

To the extent grantors of royalties and other interests do not abide by their contractual obligations, we may be forced to take legal action to enforce our contractual rights. Such litigation may be time consuming and costly and, as with all litigation, there is no guarantee of success. Should any such decision be determined adversely to us, it may have a material and adverse effect on our profitability, results of operations and financial condition.

We may not be able to attain future funding requirements.

There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further business activities, including the acquisition of other natural resource interests, properties and projects and the exploration, development and operation thereof. We may require new capital to grow our business and there are no assurances that capital will be available when needed, if at all. It is likely such additional capital will be raised through the issuance of additional equity which would result in dilution to our shareholders.

We may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate our business, and the failure to operate its business effectively could have a material and adverse effect on our profitability, financial condition and results of operations.

We our dependent upon the continued availability and commitment of our key management, whose contributions to immediate and future operations are of significant importance. The loss of any such key management could negatively affect our business operations. From time to time, we will also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate our business. The number of persons skilled in the acquisition, exploration and development of royalties and interests in natural resource properties is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to our success and there can be no assurance of our ability to attract and retain such personnel. If we are not successful in attracting and training qualified personnel, our ability to execute our business model and growth strategy could be affected, which could have a material and adverse impact on our profitability, results of operations and financial condition.

We can provide no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable and, as a result, we may have to raise additional capital through the issuance of additional equity, which will result in dilution to our shareholders

There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or postponement of further business activities which may result in a material and adverse effect on our results of operation and financial condition. We will require new capital to grow our business and there are no assurances that capital will be available when needed, if at all. It is likely that such additional capital will be raised through the issuance of additional equity, which will result in dilution to shareholders.

We have a limited history of operations as a focused royalty and mineral company and there can be no assurance that we will continue to be successful or will be profitable in the future.

Our focus on our royalty and natural resource business recently commenced. While members of management have expertise and comparable operating experience through their involvement with our royalty interest, there is no assurance that we will be able to successfully execute our business model and growth strategy respecting this new focus. A failure to execute our business model and growth strategy may result in a material adverse effect on our results of operations and financial condition.

The exploration and development of mining and resource properties is inherently dangerous and subject to risk beyond our control.

Companies engaged in natural resource activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labour disputes, increase in the cost of labour, social unrest, fires, changes in the regulatory environment, impact of non-compliance with laws and regulations, fire, explosion, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavourable operating conditions and losses. Should any of these risks or hazards affect a company’s exploration or development activities, it may (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal or oil and natural gas from the company’s resources or expected reserves, (ii) result in a write down or write-off of the carrying value of one or more projects, (iii) cause delays or stoppage of mining or processing, (iv) result in the destruction of properties, processing facilities or third party facilities necessary to the company’s operations, (v) cause personal injury or death and related legal liability, or (vi) result in the loss of insurance coverage. The occurrence of any of above mentioned risks or hazards could result in an interruption or suspension of operation of the properties in which we hold a royalty interest or any other properties we acquire in the future and have a material and adverse effect on our results of operation and financial condition.

The operations in which we hold an interest are subject to environmental laws and regulations that may increase the costs of doing business and may restrict the operations.

All phases of the natural resource business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations. Compliance with such laws and regulations can require significant expenditures and a breach may result in the imposition of fines and penalties, which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by the operator of our royalty and other interests or by us, as an owner or operator of a property, could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty or other interest, which could have a material and adverse affect on our results of operation and financial condition.

Operating cost increases could have a negative effect on the value of, and income from, any royalty interests we may acquire by potentially causing an operator to curtail, delay or close operations at a mine site.

The operators of the mine underlying our royalty interests and any future interests may not be able to secure required permits and licenses.

The mine operations underlying our royalty interest may require licenses and permits from various governmental authorities. There can be no assurance that the operator of any given project will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations.

Certain of our directors and officers serve in similar positions with other public companies, which may put them in a conflict position from time to time.

Certain of our directors and officers also serve as directors or officers of other companies involved in similar businesses to us and, to the extent that such other companies may participate in the same ventures in which we may seek to participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where our directors and officers have an interest in other companies, such other companies may also compete with us for the acquisition of royalties, similar interests or natural resources properties or projects. Such conflicts of our directors and officers may result in a material and adverse effect on our results of operation and financial condition.

Under the Custodian Agreement, the Custodian exercises the voting rights attached to the remaining KID Shares held by us and there is no assurance that the Custodian will act in the best interests of us or our shareholders.

Pursuant to the Custodian Agreement, the Custodian exercises the voting rights attached to the remaining KID Shares held by us. Although the Custodian Agreement provides that the Custodian will determine, in its sole discretion, acting in a responsible manner as a prudent shareholder investor would do, having regard to the best interests of the shareholders of KID, how to vote the KID Shares, there is no assurance that the Custodian will act in our best interests or in the best interests of our shareholders.

In addition, the Custodian Agreement is a key aspect of our deconsolidation of KID’s financial position and results prior to the time that it would be efficient, from a tax perspective, for us to distribute the remainder of the KID Shares held by us at such time to our shareholders. A number of factors could, however, impair our ability to deconsolidate KID’s financial results, including the failure of the Custodian to act in accordance with the terms of the Custodian Agreement or if certain interrelationships come to exist between the parties. In the event that we are required to re-consolidate KID’s financial results, this could result in inconsistency in the reporting of our financial results, or the lack of comparability over several financial periods, any of which could have material adverse consequences on the market price of our shares.

We are exposed to unidentified or unanticipated risks which could impact our risk management strategies in the future and could negatively affect our results of operations and financial condition.

We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we may use derivative foreign exchange contracts to manage our exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies that we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Unexpected market developments may affect our risk management strategies and unanticipated developments could impact our risk management strategies in the future.

General Risks Faced by Our Company

Investors’ interests will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents authorize the issuance of common shares, Class A common shares and Class A Preference Shares, issuable in series. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances will also cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company.

Our constating documents contain indemnification provisions and we have entered into agreements indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our constating documents contain indemnification provisions and we have entered into agreements with respect to the indemnification of our officers and directors against all costs, charges and expenses, including amounts payable to settle actions or satisfy judgments, actually and reasonably incurred by them, and amounts payable to settle actions or satisfy judgments in civil, criminal or administrative actions or proceedings to which they are made a party by reason of being or having been a director or officer of our company. Such limitations on liability may reduce the likelihood of litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit us and our shareholders.

Certain factors may inhibit, delay or prevent a takeover of our company which may adversely affect the price of our common stock.

Certain provisions of our charter documents and the corporate legislation which govern our company may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. In addition, the Investment Canada Act imposes certain limitations on the rights of non-Canadians to acquire our common shares, although it is highly unlikely that this will apply. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

Additional Information

We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

TERRA NOVA ROYALTY CORPORATION

UNAUDITED INTERIM FINANCIAL STATEMENTS

MARCH 31, 2010

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, Terra Nova Royalty Corporation discloses that its auditors have not reviewed the unaudited financial statements for the period ended March 31, 2010.

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim consolidated balance sheet of Terra Nova Royalty Corporation as at March 31, 2010 and the related consolidated statements of operations and retained earnings, comprehensive income and cash flows for the three-month period then ended are the responsibility of management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of Terra Nova Royalty Corporation.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian Generally Accepted Accounting Principles.

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD HUMBOLDT WEDAG INTERNATIONAL LTD.)

CONSOLIDATED BALANCE SHEETS
March 31, 2010 and December 31, 2009
(Unaudited)
(United States Dollars in Thousands)

	2010	2009

ASSETS
Current Assets
Cash and cash equivalents	$97,205	$420,551
Short-term cash deposits	—	6,916
Securities	11,189	16,432
Restricted cash	—	24,979
Accounts receivable, trade	—	96,982
Other receivables	4,951	36,179
Amount due from a former subsidiary	7,879	—
Inventories	—	80,815
Contract deposits, prepaid and other	693	53,893
Future income tax assets	937	1,748

Total current assets	122,854	738,495
Non-current Assets
Note receivables	—	1,672
Accounts receivable, trade	—	4,660
Investment in a former subsidiary	116,871	—
Property, plant and equipment	210	2,257
Interest in resource property	27,978	27,150
Equity method investments	—	73
Future income tax assets	2,333	13,405
Other non-current assets	—	1,191

Total non-current assets	147,392	50,408

	$270,246	$788,903

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued expenses	$7,341	$191,746
Debt, current portion	10,993	—
Progress billings above costs and estimated earnings on uncompleted contracts	—	77,841
Advance payments received from customers	—	26,927
Income tax liabilities	651	18,092
Deferred credit, future income tax assets	937	1,748
Accrued pension liabilities, current portion	—	2,070
Provision for warranty costs, current portion	—	28,282
Provision for supplier commitments on terminated customer contracts	—	12,943
Provision for restructuring costs	—	8,025

Total current liabilities	19,922	367,674
Long-term Liabilities
Debt, less current portion	—	11,649
Accrued pension liabilities, less current portion	—	28,861
Provision for warranty costs, less current portion	—	25,711
Future income tax liability	—	14,210
Other long-term liabilities	—	15,607

Total long-term liabilities	—	96,038

Total liabilities	19,922	463,712
Equity
Capital stock	142,010	141,604
Treasury stock	(83,334)	(83,334)
Contributed surplus	5,737	7,232
Retained earnings	121,697	185,790
Accumulated other comprehensive income	64,214	68,496

Shareholders’ equity	250,324	319,788
Minority interests	—	5,403

Total equity	250,324	325,191

	$270,246	$788,903

The accompanying notes are an integral part of these interim consolidated financial statements.

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD HUMBOLDT WEDAG INTERNATIONAL LTD.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For Three Months Ended March 31, 2010 and 2009
(Unaudited)
(United States Dollars in Thousands, Except Earnings per Share)

	2010	2009

Revenues	$101,585	$112,128
Cost of revenues	(78,659)	(92,122)
Reduction in loss on terminated customer contracts	3,517	507
Restructuring costs, write-down of inventories	—	(1,121)

Gross profit	26,443	19,392

Income from interest in resource property	3,819	2,130
Selling, general and administrative expense	(21,972)	(15,214)
Stock-based compensation recovery (expense) — selling, general and administrative	1,415	(889)
Restructuring recovery (costs)	465	(6,756)

Operating income (loss)	10,170	(1,337)

Interest income	766	2,317
Interest expense	(516)	(694)
Foreign currency transaction gains (losses), net	(6,182)	1,583
Share of loss of equity method investee	—	(21)
Other income (expense), net	(215)	815

Income before income taxes	4,023	2,663
Provision for income taxes:
Income taxes	(21,623)	(971)
Resource property revenue taxes	(867)	(491)

	(22,490)	(1,462)

Net (loss) income	(18,467)	1,201
Less: Net (income) loss attributable to the non-controlling interests	(74)	4

Net income (loss) attributable to holders of common shares of Terra Nova Royalty Corporation	(18,541)	1,205
Retained earnings, beginning of period	185,790	155,681
Distribution of shares in a former subsidiary to shareholders of Terra Nova Royalty Corporation	(45,552)	—

Retained earnings, end of period	121,697	156,886
Accumulated other comprehensive income	64,214	37,970

Total of retained earnings and accumulated other comprehensive income	$185,911	$194,856

Basic (loss) earnings per share	$(0.61)	$0.04

Diluted (loss) earnings per share	$(0.61)	$0.04

Weighted average number of common shares outstanding
— basic	30,270,355	30,522,645
— diluted	30,270,355	30,522,645

The accompanying notes are an integral part of these interim consolidated financial statements.

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD HUMBOLDT WEDAG INTERNATIONAL LTD.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For Three Months Ended March 31, 2010 and 2009
(Unaudited)
(United States Dollars in Thousands)

	2010	2009

Net (loss) income for the period	$(18,467)	$1,201
Other comprehensive income (loss), net of tax
Unrealized gains and losses on translating financial statements of self-sustaining foreign operations and adjustments from the application of U.S. dollar reporting	(10,321)	(9,729)
Reclassification adjustment for translation gains and losses to income statements for subsidiaries deconsolidated	5,716	—

Other comprehensive loss	(4,605)	(9,729)

Comprehensive loss for the period	$(23,072)	$(8,528)

Attributable to:
Shareholders of common shares of Terra Nova Royalty Corporation	$(22,823)	$(9,402)
Non-controlling interests	(249)	874

	$(23,072)	$(8,528)

The accompanying notes are an integral part of these interim consolidated financial statements.

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD HUMBOLDT WEDAG INTERNATIONAL LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS
For Three Months Ended March 31, 2010 and 2009
(Unaudited)
(United States Dollars in Thousands)

	2010	2009

Cash flows from operating activities
Net income (loss)	$(18,467)	$1,201
Adjustments for:
Amortization, depreciation and depletion	625	982
Foreign currency transaction (gains) losses, net	6,182	(1,583)
(Gain) loss on short-term securities	506	(254)
Stock-based compensation expense (recovery)	(1,415)	889
Future income taxes	12,984	1,057
Reduction in loss on terminated customer contracts	(3,517)	(507)
Restructuring costs	—	1,348
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term cash deposits	5,765	(2,896)
Short-term securities	2,676	—
Restricted cash	2,586	(326)
Receivables	24,928	(17,709)
Inventories	(3,810)	7,724
Contract deposits, prepaid and other	(320)	(1,043)
Accounts payable and accrued expenses	(38,177)	(23,032)
Progress billings above costs and estimated earnings on uncompleted contracts, net	10,993	(1,673)
Advance payments received from customers	(11,010)	5,072
Income tax liabilities	1,476	(3,641)
Provision for warranty costs	(4,923)	(1,102)
Provision for supplier commitments on terminated customer contracts	(2,031)	—
Provision for restructuring costs	(1,560)	6,529
Other	650	396

Cash flows used in operating activities	(15,859)	(28,568)
Cash flows from investing activities
Purchases of property, plant and equipment, net	(366)	(444)
Purchases (disposition) of subsidiaries, net of cash acquired (disposed)	114	(669)
Cash disposed of in connection with cessation of consolidation of a former subsidiary	(285,739)	—

Cash flows used in investing activities	(285,991)	(1,113)
Cash flows from financing activities
Issuance of shares	327	—
Dividend paid to non-controlling interests	(1,212)	—

Cash flows used in financing activities	(885)	—
Exchange rate effect on cash and cash equivalents	(20,611)	(16,326)

Decrease in cash and cash equivalents	(323,346)	(46,007)
Cash and cash equivalents, beginning of period	420,551	409,087

Cash and cash equivalents, end of period	$97,205	$363,080

The accompanying notes are an integral part of these interim consolidated financial statements.

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD HUMBOLDT WEDAG INTERNATIONAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(Unaudited)

Note 1.	Basis of Presentation

The consolidated financial statements contained herein include the accounts of Terra Nova Royalty Corporation (“Terra Nova”) and its subsidiaries (collectively, the “Company”). The notes are stated in United States dollars (unless otherwise indicated) and rounded to the nearest thousands (except per share amounts).

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. The results for the periods presented herein may not be indicative of the results for the entire year.

Note 2.	Nature of Operations

Terra Nova is incorporated under the laws of British Columbia, Canada. The Company holds an indirect interest in the Wabush iron ore mine in the Province of Newfoundland and Labrador, Canada and is active in the royalty industry.

The iron ore pellet shipment from the Wabush mine is subject to seasonal and cyclical fluctuations.

Until the end of March 2010, the Company also operated in the industrial plant technology, equipment and service business for the cement and mining industries through its former subsidiary KHD Humboldt Wedag International AG in Germany and its subsidiaries and affiliates (collectively “KID”). The Company ceased to consolidate KID from March 31, 2010. (See Note 6.)

Note 3.	Accounting Policy Developments

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board over a transitional period to be completed by 2011. The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning on January 1, 2011, the date which the Company has selected for adoption.

The Company is required to qualitatively disclose its implementation impacts in conjunction with its 2010 financial reporting. As activities progress, disclosure on pre- and post-IFRS implementation accounting policy differences is expected to increase. The Company is in the process of assessing the impacts of the Canadian convergence initiative on its financial statements

Effective January 1, 2010, the Company adopted the Institute of Chartered Accountants’ (“CICA”) Handbook Section 1582, Business Combinations, Section 1601, Consolidations, Section 1602, Non-controlling Interest, Section 3251, Equity and Section 1506, Accounting Changes. The adoption of these new accounting standards does not have any material impact on the Company’s financial position as of January 1, 2010, except for the presentation of the non-controlling interest which is now included in equity of the Company.

Effective January 1, 2010, the Company also changed its amortization method for its interest in the Wabush mine resource property from the straight-line method to the unit-of-production method. Prior to 2010, the actual proven reserves of the Wabush iron ore mine were not available to the Company on an annual basis. Currently, with the recent change in the ownership of the operator of the Wabush iron ore mine, the Company was able to ascertain the proven reserves with reasonable certainty from published information. Accordingly, management is of the opinion that it is appropriate to change to the unit-of-production method as the shipment of iron pellets involves seasonal and cyclical fluctuations. Management considers that the change in the amortization method is a change in estimates

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD HUMBOLDT WEDAG INTERNATIONAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and, accordingly, the retroactive application does not apply. The Company recognized an amortization charge of $318 in the three months ended March 31, 2010, using the unit-of-production method. Had the Company continued to use the straight-line method, the amortization charge would have been $487 for the same period.

Note 4.	Earnings (loss) per Share

Earnings (loss) per share data for the periods ended March 31 from operations is summarized as follows:

Three Months Ended March 31	2010	2009

Net (loss) income available to holders of common shares of Terra Nova	$(18,541)	$1,205

	Number of Shares
	2010	2009

Weighted average number of common shares outstanding — basic	30,270,355	30,522,645
Effect of dilutive securities
Options	—	—

Weighted average number of common shares outstanding — diluted	30,270,355	30,522,645

Note 5.	Stock-based Payments

The Company has a 1997 Stock Option Plan and a 2008 Equity Incentive Plan. Following is a summary of the changes in stock options during the current period:

Outstanding at December 31, 2009	441,664
Granted	—
Forfeited	(416,664)
Exercised	(25,000)

Outstanding at March 31, 2010	—

During the current period, employees forfeited 416,664 stock options as a result of the cessation of consolidation of KID from March 31, 2010 (see Note 6) and the KID employees ceased to act as director, officer or employee of or providing ongoing services to Terra Nova and its subsidiaries. Pursuant to Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, the estimated value of the stock-based compensation is adjusted to reflect differences between expected and actual forfeitures. Accordingly, the forfeiture of unvested stock options resulted in a recovery of stock-based compensation of $1,415 in the three months ended March 31, 2010.

As at March 31, 2010, there were no options granted and outstanding and options to purchase 1,732,344 shares are available for granting in the future periods under the 1997 Stock Option Plan. No awards have been issued or granted from the 2008 Equity Incentive Plan.

Note 6.	Investment in a Former Subsidiary

Until the end of March 2010, the Company, through its former subsidiary KID and its subsidiaries and affiliates, focused on the industrial plant technology, equipment and service business for the cement and mining industries and on maintaining leadership in supplying technologies, equipment and engineering services for the cement and mining sectors, as well as designing and building plants that produce clinker and cement and process coal and other minerals, such as copper, gold and diamonds. In the fourth quarter of 2009, the Company divested its interest in its coal and minerals customer group, such that the business of the Company was now focused on the cement industry.

On January 6, 2010 Terra Nova announced that it intended to restructure its assets and operations by dividing into two independent publicly traded companies; one company to focus on the industrial engineering business and the other company on Terra Nova’s resource-focused business. To effect this division, Terra Nova, among other things, effected a reorganization whereby substantially all of its subsidiaries engaged in the industrial engineering business were transferred to KID.

Terra Nova entered into an Arrangement Agreement with KID on February 26, 2010 to effect an arrangement (the “Arrangement”) under Section 288 of the British Columbia Business Corporations Act, which was approved by the

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD HUMBOLDT WEDAG INTERNATIONAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Terra Nova shareholders on March 29, 2010 and was subsequently approved by the British Columbia Supreme Court.

Pursuant to the Arrangement, among other things, approximately 8,645,688 common shares of KID (representing approximately 26% of the issued and outstanding common shares of KID) were distributed, pro rata, to the non-subsidiary shareholders of Terra Nova. The carrying amount of these common shares of KID amounted to $45,552 which was within the fair value range obtained from a valuation. For financial statement presentation purposes, the distribution of common shares of KID was accounted for as a dividend in kind and the carrying amount was charged against retained earnings as a non-cash transaction.

As a result of the Arrangement and related amendment to Terra Nova’s articles, two publicly traded companies were created. As well in connection with the Arrangement, Terra Nova entered into a shareholders agreement (the “Shareholders Agreement”) with another corporate shareholder of KID (the “Custodian”) whereby Terra Nova engaged the Custodian to direct the voting of the common shares of KID that Terra Nova continues to hold after consummation of the Arrangement. As a result of the execution of the Shareholders Agreement, Terra Nova ceased to hold its continuing power to determine the strategic operating, investing and financing policies of KID. There are no common directors and officers between the two entities. Accordingly, Terra Nova no longer considers KID as its subsidiary. Pursuant to Accounting Guideline No. 15, Consolidation of Variable Interest Entities, management of the Company analyzed its continuing interests in KID and concluded that the Company is not the primary beneficiary of KID as the Company will not absorb a majority of KID’s expected losses, if any. Management of the Company believes that KID’s total equity investment at risk is sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the Company, and the facts that the guarantees currently provided by the Company (see the second last paragraph in this Note) will expire in the ordinary course pursuant to their terms and KID will get credit facilities on its own. Accordingly, the Company ceased to consolidate KID from March 31, 2010. At March 31, 2010, the carrying amount of the Company’s investment in KID common shares approximated its fair value and there was no gain or loss recognized in connection with the cessation of the consolidation of KID.

The Company currently holds approximately 72% of the outstanding common shares of KID and intends to distribute these common shares (or a significant majority) to the shareholders of Terra Nova by the end of 2010, in a tax efficient manner. The Company classifies its investment in these common shares of KID as available for sale. The shares are measured at their fair value with changes in fair value recorded in other comprehensive income until they are disposed of. Since the KID shares were not quoted in an active market at March 31, 2010, the shares are measured using Level 3 fair value hierarchy. The valuation is based on the earnings forecast of the operations of industrial plant technology, equipment and service business, as well as the expected earning multiple and discount rate. The KID common shares represented the only item in the Level 3 fair value hierarchy and there was no movement in the hierarchy other than its transfer into the hierarchy.

In its normal course of business prior to March 31, 2010, the Company issued guarantees to financial institutions for KID’s business and these guarantees will continue to be in force for a reasonable period of time following the consummation of the Arrangement. At March 31, 2010, the Company has issued guarantees in an aggregate amount of $143,601 which had been used and outstanding but were not recorded in the Company’s consolidated balance sheet. The aggregated amount comprised numerous guarantees with small amounts. No claims have been made against these guarantees. The guarantees will expire in the ordinary course pursuant to their terms.

Income taxes included capital gain taxes of $11,403 on the disposition and the outside basis difference of the KID common shares and a withholding tax of $2,932 deducted at source on the cash dividend paid by KID to the Company. The capital gain taxes were offset by Terra Nova’s non-capital loss carryforwards and, accordingly, did not involve cash payments.

Note 7.	Share Capital

In connection with the implementation of the Arrangement, Terra Nova created three new classes of capital stock; class A common shares (the “Class A Common Shares”), class B common shares (the “Class B Common Shares”) and preferred shares (the “Preferred Shares”). There are currently 30,284,911 Class B Common Shares outstanding, now renamed “Common Shares”. In addition, wholly-owned subsidiaries of Terra Nova own all of Terra Nova’s

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD HUMBOLDT WEDAG INTERNATIONAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Preferred Shares and Class B Common Shares which are classified as treasury stock and deducted from the Company’s equity.

Note 8.	Segment Information

Effective from March 31, 2010, the Company operates in a single reportable business segment: resource property. The resource property segment consists of a mining sub-lease of the lands upon which the Wabush iron ore mine is situated that commenced in 1956 and expires in 2055. Prior to the end of March 2010, the Company also operated in the industrial plant technology, equipment and service business for the cement and mining industries. (See Note 6.)

The results of operations for corporate and other primarily represent corporate income less expenses.

Summarized financial information concerning the segments is shown in the following tables:

	Three months ended March 31, 2010
	Industrial plant
	technology,
	equipment	Resource	Corporate
	and service	property	and other	Total

Revenues from external customers	$101,585	$—	$—	$101,585
Interest expense
External	509	—	7	516
Internal	—	—	20	20
Income (loss) before income taxes	2,313	3,208	(1,498)	4,023

	Three months ended March 31, 2009
	Industrial plant
	technology,
	equipment	Resource	Corporate
	and service	property	and other	Total

Revenues from external customers	$112,128	$—	$—	$112,128
Interest expense
External	355	—	339	694
Internal	—	—	159	159
Income (loss) before income taxes	5,633	1,056	(4,026)	2,663

The two major customer groups of the industrial plant technology, equipment and service business segment were in cement, and coal and minerals industries. The Company divested the coal and minerals customer groups effective September 30, 2009. The revenues of industrial plant engineering and equipment supply segment can be further broken down as follows:

	Three months ended March 31,
	2010	2009

Cement	$101,585	$103,023
Coal and minerals	—	9,105

	$101,585	$112,128

Total assets were $270,246 and $788,903 as at March 31, 2010 and December 31, 2009, respectively. The change of total assets reflected the reclassification due to the cessation of the consolidation of KID and the distribution of 26% of KID. (See Note 6.)

Note 9.	Related Party Transactions

In the normal course of operations, the Company enters into transactions with related parties which include affiliates in which the Company has a significant equity interest (10% or more) or which have the ability to influence the affiliates’ or the Company’s operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value which represents the amounts of consideration established and agreed to by the

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD HUMBOLDT WEDAG INTERNATIONAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

parties. In addition to transactions disclosed elsewhere in the financial statements, the Company had the following transactions with affiliates during the three months ended March 31, 2010:

Continuing operations

Royalty expense paid and payable*	$(185)
Fee expense for managing resource property	(236)
Fee expense for management services, including expense reimbursements	(142)
Interest income	17
Interest expense	(7)

*	included in income from interest in resource property.

As at March 31, 2010, the Company had the following related party transactions on its consolidated balance sheet:

Due from affiliates	$572
Due to affiliates	45

In addition, the Company also entered into an agreement with its former wholly-owned subsidiary whereby the Company agreed to offset its payables to the former subsidiary against its note receivable (CAD$1,750) from the former subsidiary plus accrued interest thereon.

Management does not consider KID to be related to the Company effective March 31, 2010.

Note 10.	List of Significant Subsidiaries

The following table discloses the significant subsidiaries of the Company as at March 31, 2010:

The Company’s
Name of subsidiary	beneficial shareholding

KHD Humboldt Wedag International GmbH	100%

NEWS RELEASE

Corporate Terra Nova Royalty Corp Rene Randall 1 (604) 683-8286 ex 224 rrandall@bmgmt.com	Investors Allen & Caron Inc. Joseph Allen 1 (212) 691-8087 joe@allencaron.com	Media Allen & Caron Inc. Brian Kennedy 1 (212) 691-8087 brian@allencaron.com
REPORTS FIRST QUARTER RESULTS FOR 2010
NEW YORK (May 17, 2010) . . . Terra Nova Royalty Corporation (NYSE: TTT) (formerly KHD Humboldt Wedag International Ltd) today announced results for the three months ended March 31, 2010. Unless otherwise noted, all figures are in US dollars.
It is important to note that as the plan of arrangement (the “Arrangement”) was completed on March 30, 2010, that the results of operations of our former industrial plant engineering and equipment supply business were included in the results for the quarter ended March 31, 2010 but are not reflected in our March 31, 2010 balance sheet. Further, this industrial business is deconsolidated from March 31, 2010 and its results from March 31, 2010 will not be included in our consolidated results for future reporting periods.
For the three months ended March 31, 2010, Terra Nova Royalty Corporation (“Terra Nova”) reported consolidated revenues of $101.6 million from industrial operations with a net loss of $18.5 million, or $0.61 per share on a diluted basis.
Excluding former industrial operations, for the three months ended March 31, 2010, Terra Nova reported income from its interest in a resource property of $3.8 million with a net loss from continuing operations of $0.3 million, or $0.01 loss per share on a diluted basis, which does not include a net loss from our former industrial operations, net of tax, of $18.2 million, or $0.60 loss per share on a diluted basis, which was primarily resulting from the income tax charge of $10.3 million which was recognized in connection with the disposition of the 26 percent interest in, and the deconsolidation of, KHD Humboldt Wedag International AG (“KID”). The tax expense was offset by losses carried forward and was non-cash.
Terra Nova’s liquidity and capital resources (less its entire investment in KID, except for the 19% to remain with Terra Nova) remains strong. As of March 31, 2010, its cash and securities were $108.4 million; working capital was $102.9 million; and shareholders’ equity, excluding the KID shares other than the 19 percent retained by Terra Nova, was $164.3 million (being a book value per share of $5.42) and its current ratio was 6.17.
The first quarter had high G&A expenses due primarily to the costs relating to the restructuring and ongoing expenses. We will continue to work to reduce our expense in the future. We will report details of existing and going forward expenses in the future.

Chairman Michael Smith commented, “In early 2010 we announced that we intended to restructure into two distinct legal entities (1) a mineral royalty company, Terra Nova and (2) an industrial plant technology, equipment and service company, KID. On March 29, 2010 our shareholders approved the Arrangement and the first tranche distribution of 26 percent of the KID shares to our shareholders. This was the first step in our restructuring into two distinct legal entities. On March 31, 2010, Terra Nova started trading under their new trading symbol TTT on the New York Stock Exchange.”
This will result in two independent entities going forward which we believe are well positioned to create further value for shareholders. Now Terra Nova can focus on its core business comprising:
o	the acquisition of existing mineral royalties;

o	providing capital for the exploration, development and construction of iron ore and other metals mines in exchange for royalties;

o	monetizing metal by-product streams from either operating mines or projects under development;

o	engaging qualified individuals with a focus on individuals with a strong background in Asia;

o	providing acquisition financing to establish operating companies in return for a royalty on acquired properties;

o	otherwise opportunistically acquiring interests in promising mineral assets; and

o	focusing on opportunities in the Asian market.
MAJOR ACCOUNTING CHANGES: The KID ownership will be considered as a deconsolidated entity and these undistributed shares are treated as a long-term asset. We will no longer consolidate revenues and costs relating to the KID operations from March 31, 2010.
As of January 1, 2011 Terra Nova intends to change its Financial Reporting Standards from Canadian GAAP to International Financial Reporting Standards. Pursuant to IAS.16, Property, Plant and Equipment, we expect to increase the value of the royalty asset to its fair value. If this were implemented as of December 31, 2009, based upon our current valuation including current royalty rates and forecasted demand, we estimate it would result in a value for the existing royalty of $200 million and we estimate the effect on such an increase would be as follows:
All amounts in U.S. Dollars in Thousands, Except per Share Data

Carrying value Dec. 31, 2009	$27,150
Valuation increase	172,850
Revised book value*	200,000
Long-term income tax provision	(51,850)
Increase in Shareholders’ equity	121,000
Shares outstanding (000’s)	30,285
Increase in shareholders’ equity per share	4.00

*	note: the increase in the value has been calculated using a 8% discount rate

FUTURE DISTRIBUTION OF KID SHARES: We currently expect to distribute the second tranche of KID shares to our shareholders of record on June 30, 2010 with the record date of June 27, 2010 (subject to New York Stock Exchange and other regulatory approvals).
This distribution will be for 7,571,228 KID shares (approximately 23 percent of total issued) and you will receive one KID share for every 4 shares of Terra Nova held on the record date.
The tax on the distribution will be neutral for Terra Nova but it will be subject to withholding for shareholders. An example would be if you are a United States tax payer you would expect to pay 15 percent, which will be withheld by Terra Nova and paid to the Canadian taxation authority. Shareholders can claim this amount as a credit on their United States tax return. While this is not the optimal scenario from a tax perspective, we believe that the distribution of this tranche is in our shareholders’ best interest.
We currently expect to distribute the third tranche on August 30, 2010 and it will be for 9,383,728 KID shares (approximately 29 percent of the total issued) and you will receive one KID share for every 4 shares of Terra Nova held on the record date of August 27, 2010.
The tax treatment for this tranche will depend on, among other things, our paid up capital (“PUC”) for tax calculations. If we have enough PUC, it will be without any withholding tax for our shareholders. It will be tax neutral for Terra Nova.
Further details of the above distributions will be provided in due course.
The balance of the KID shares, representing approximately 19 percent of KID’s outstanding shares, will be retained by Terra Nova until the bank guarantees issued by Terra Nova (prior to the spin-off) on behalf of KID expire in the normal course of business.
Such balance of the KID shares will be treated as a long-term asset and will be priced market to market as to our holding value.
RIGHTS ISSUE: In the next month we intend to undertake a rights issue where our existing shareholders may purchase additional shares at a discount to market. We believe that there are significant opportunities to expand our business through opportunistic acquisitions. Because of the inherent risks associated with the mineral business, we believe any acquisitions should be conservatively financed. The additional capital we believe can be successfully deployed. The major features of the issue will be as follows:
o	Number of shares issuable: 7,250,000 common shares, representing approximately 24 percent of Terra Nova’s issued and outstanding common shares

o	All shares will be free trading

o	We will have the right of over allotment

o	The Rights will be transferable and will be quoted

o	The pricing will be at a discount to market and will be determined at time of issue
Further details will be provided in due course

EXISTING ROYALTY: The following is selected summary information respecting Terra Nova’s existing royalty interest. It is not complete and is qualified in its entirety by the more detailed information in our public filings with the SEC and Canadian securities regulators, including the risk factors Terra Nova discloses in such filings.

Location	Wabush Mine, Wabush, Labrador, Canada

Owner / operator	Cliffs Natural Resources Inc. (“Cliffs”)

Current royalty rate	CDN$5.16 per ton (pellets), as of first quarter 2010

Royalty escalation rate provision	The royalty due consists of a base rate per ton of pellets shipped, which is then increased by three escalators related to iron content, pellet prices and the U.S. PPI (Iron & Steel Sub Group)

Stated reserves	75 million tons*

*	Based upon Cliffs public statements and as of 12-31-08

Historical royalty		All amounts in Canadian Dollars, Except Tonnage Data
	TONNAGE OF PELLETS	GROSS ROYALTY	AVERAGE PRICE
YEAR	SHIPPED	RECEIVED*	PER TON*
2004	4,012,163	$10,120,310	$2.52
2005	4,393,453	12,792,721	2.91
2006	4,137,764	15,066,369	3.64
2007	4,787,091	21701,509	4.53
2008	3,880,150	28,916,587	7.45
2009	3,188,107	17,350,127	5.44

*	note: gross amounts and average price per ton do not include price adjustments by Cliffs for prior years, sales of chips and concentrate
The following is Terra Nova’s forecast for royalty revenues from the Wabush mine for 2010 based upon current market, pricing and outlook and historical production levels. Although management believe it is reasonable, there can be no assurance that such forecast will be achieved and actual results may be materially different than those set forth herein.

Annual production	4 to 5 million tons*

*note:	our forward looking internal projection is based solely upon management’s current forecasts and expectations. It is not a forecast or projection of Cliffs and actual production may vary materially from such forecast.

Projected royalty income 2010	Scenario A	Scenario B
▪ Tonnage	5,000,000	5,000,000
▪ Royalty rate	$5.16	$7.50
▪ Gross royalties	$25,800,000	$37,500,000

Pricing variable	Both Scenario A & B are based on the assumption that due to the recent acquisition of a 100% interest in the Wabush Mine by the operator, as well as increases in price and demand for iron ore, production at the mine will return to 2007 levels.

Scenario A follows a conservative assumption that no benchmark prices will be established and published for iron ore during 2010, and prices will be determined on an individual proprietary basis between producers and customers. Therefore, the royalty rate paid will remain unchanged from the CDN$5.16 per ton received in Q1 2010 which is based on the 2009 published benchmark prices.

Scenario B assumes that benchmark prices for iron ore will be re-established at 2008 levels and published during Q2 2010. Therefore, the royalty rate paid will increase from the $5.16 per ton received in Q1 2010 to $8.00 per ton for Q2 through Q4.
NON-PUBLISHED PRICE EFFECT
The Wabush royalty is paid quarterly, and is based on the tonnage of iron ore pellets shipped by the mine operator. One of the major components in the calculation of the Wabush royalty rate payable is based on the most recent published prices for iron ore pellets. Historically, benchmark prices have been determined in the first quarter of the fiscal year through negotiations between the major producers and their most significant customers, and these are then adopted by the other suppliers when published.
The significant increase in benchmark prices from 2007 to 2008 was resisted by the major Chinese steel mills in particular, who also refused to accept the lowered benchmark pricing offered in 2009. This led suppliers to announce a potential move to quarterly benchmark pricing for 2010 but to date, no such prices have yet been published. As a result, the related royalty rate component is currently based on 2009 prices.

Historical iron ore pricing	All amounts in U.S. Dollars
(63 percent Fe)	YEAR	YEAR END PRICE PER TON
	2004	$63.50
	2005	69.00
	2006	73.50
	2007	188.00
	2008	79.00
	2009	111.50
	April 2010	186.00
Mineral tax	20%

Arbitration with Cliffs	In December, 2005, we commenced an action against Wabush Iron Co. Limited, Dofasco Inc., Stelco Inc. and Cliffs, claiming that such parties breached their duties by inaccurately reporting and substantially underpaying the royalties due under the sub-lease.

We have been expecting the arbitration panel ruling now for several months. We have been informed that it will happen very shortly. Because of the inherent uncertainties of litigation we are cautious but optimistic. This amount of Terra Nova’s claim for additional past royalties is in excess of CND$22 million.
CORPORATE TAX: We only pay a minimal amount of income tax in cash due to the use of existing non-capital loss carry forwards. We expect the same in 2010
DIVIDEND: It is our Board of Directors intention to establish an annual dividend policy.
Mr. Smith concluded. “We were encouraged to see Wabush pellet shipments increased in the first quarter. Wabush shipped (tonnage of pallets) 874,174 tons in the first quarter of 2010 versus 402,494 tons in the first quarter of 2009. We believe that we are well positioned to grow Terra Nova, as we have the capital, no debt, good cash flow and a market where return and growth can occur. Terra Nova will look to grow through acquisitions. We will continually review the effectiveness of our strategy as it relates to our commitment to enhancing shareholder value.”
Shareholders are encouraged to read the entire Form 6-K, which has been filed with the SEC, for a greater understanding of Terra Nova Royalty Corporation.

About Terra Nova Royalty Corporation
Terra Nova Royalty Corporation is active in the royalty and mineral industry.
Disclaimer for Forward-Looking Information
Certain statements in this news release are forward-looking statements, which reflect our management’s expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of the date hereof. These assumptions, which include management’s current expectations, estimates and assumptions about our business and the markets we operate in, the global economic environment, interest rates, exchange rates and our ability to manage our assets and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including: (i) changes in iron ore and other commodities prices; (ii) the performance of the properties underlying our interests; (iii) decisions and activities of the operator of our royalty properties and other interests; (iv) unanticipated grade, geological, metallurgical, processing or other problems experienced by the operators of our royalty properties and other interests; (v) economic and market conditions; and (vi) the availability of royalties for acquisition or other acquisition opportunities and the availability of debt or equity financing necessary to complete such acquisitions. There is a significant risk that our forecasts and other forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in our MD&A filed with Canadian securities regulators and filed on Form 6-K with the SEC and our Form 20-F for the year ended December 31, 2009.
UNAUDITED INTERIM FINANCIAL TABLES FOLLOW -

TERRA NOVA ROYALTY CORPORATION
CONSOLIDATED BALANCE SHEETS
March 31, 2010 and December 31, 2009
(Unaudited)
(U.S. Dollars in Thousands)

	2010	2009
ASSETS

Current Assets
Cash and cash equivalents	$97,205	$420,551
Short-term cash deposits	—	6,916
Securities	11,189	16,432
Restricted cash	—	24,979
Account receivable, trade	—	96,982
Other receivables	4,951	36,179
Amount due from a former subsidiary	7,879	—
Inventories	—	80,815
Contract deposits, prepaid and other	693	53,893
Future income tax assets	937	1,748

Total current assets	122,854	738,495
Non-current Assets
Note receivable	—	1,672
Account receivable, trade	—	4,660
Investment in a former subsidiary	116,871	—
Property, plant and equipment	210	2,257
Interest in resource property	27,978	27,150
Equity method investments	—	73
Future income tax assets	2,333	13,405
Other non-current assets	—	1,191

Total non-current assets	147,392	50,408

Total assets	$270,246	$788,903

TERRA NOVA ROYALTY CORPORATION
CONSOLIDATED BALANCE SHEETS (con’t)
March 31, 2010 and December 31, 2009
(Unaudited)
(U.S. Dollars in Thousands)

	2010	2009
LIABILITIES

Current Liabilities
Accounts payable and accrued expenses	$7,341	$191,746
Debt, current portion	10,993	—
Progress billing above cost and estimated earnings on uncompleted contracts	—	77,841
Advance payments received from customers	—	26,927
Income tax liabilities	651	18,092
Deferred credit, future income tax assets	937	1,748
Accrued pension liabilities, current portion	—	2,070
Provision for warranty costs, current portion	—	28,282
Provision for supplier commitments on terminated contracts	—	12,943
Provision for restructuring costs	—	8,025

Total current liabilities	19,922	367,674
Long-term Liabilities
Debt, less current portion	—	11,649
Accrued pension liabilities, less current portion	—	28,861
Provision for warranty costs, less current portion	—	25,711
Future income tax liabilities	—	14,210
Other long-term liabilities	—	15,607

Total long-term liabilities	—	96,038

Total liabilities	19,922	463,712

EQUITY
Capital stock	142,010	141,604
Treasury stock	(83,334)	(83,334)
Contributed surplus	5,737	7,232
Retained earnings	121,697	185,790
Accumulated other comprehensive income	64,214	68,496

Shareholders’ equity	250,324	319,788
Non-controlling interest	—	5,403

Total equity	250,324	325,191

	$270,246	$788,903

TERRA NOVA ROYALTY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
For the Three Months Ended March 31, 2010 and 2009
(Unaudited)
(U.S. Dollars in Thousands, Except per Share Data)

	2010	2009
Revenues	$101,585	$112,128
Cost of revenues	(78,659)	(92,122)
Reduction in loss on terminated customer contracts	3,517	507
Restructuring costs, write-down of inventories	—	(1,121)

Gross profit	26,443	19,392

Income from interest in resource property	3,819	2,130
Selling, general and administrative expense	(21,972)	(15,214)
Stock-based compensation recovery (expense) - selling general and administrative	1,415	(889)
Restructuring recovery (costs)	465	(6,756)

Operating income (loss)	10,170	(1,337)

Interest income	766	2,317
Interest expense	(516)	(694)
Foreign currency transaction gains (losses), net	(6,182)	1,583
Share of loss of equity method investee	—	(21)
Other income (expense), net	(215)	815

Income before income taxes	4,023	2,663
Provision for income taxes:
Income taxes	(21,623)	(971)
Resource property revenue taxes	(867)	(491)

	(22,490)	(1,462)

Net income (loss)	(18,467)	1,201
Less: Net (income) loss attributable to non-controlling interest	(74)	4

Net income (loss) attributable to holders of common shares Terra Nova Royalty Corporation	$(18,541)	$1,205

Basic and diluted (loss) earnings per share	$(0.61)	$0.04

Weighted average number of common shares outstanding
— basic	30,270,355	30,522,645
— diluted	30,270,355	30,522,645

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERRA NOVA ROYALTY CORPORATION

By:	/s/ Alan Hartslief
Alan Hartslief Chief Financial Officer
Date: May 17, 2010